Exhibit 4.4
DCP Midstream Partners, LP
Long-Term Incentive Plan
Performance Phantom Units
Grant Agreement

Grantee:

Grant Date:

Performance Period:	The three-year period beginning January 1, through December 31,
1.	Grant of Performance Phantom Units with DERs. DCP Midstream GP, LLC (the “Company”) hereby grants to you ___ Performance Phantom Units (“PPUs”) under the 2005 DCP Midstream Partners, LP Long-Term Incentive Plan (the “Plan”) on the terms and conditions set forth herein and in the Plan, which is incorporated herein by reference as a part of this Agreement. This grant of PPUs includes a tandem grant of DERs with respect to each PPU. The Company shall establish a DER bookkeeping account for you with respect to each PPU granted that shall be credited with an amount equal to any cash distributions made by the Partnership on a Common Unit during the period such PPU is outstanding. Unless otherwise defined herein, terms used, but not defined, in this Agreement shall have the meaning as set forth in the Plan.
2.	Performance Goals and Vesting. The PPUs and DERs granted hereunder shall become vested only if (i) the Performance Goals set forth in Attachment A (the “Performance Goals”) attached hereto are achieved at the end of the Performance Period and (ii) you have not incurred a Termination of Service (defined in Paragraph 3(a) below) prior to the end of the Performance Period, except as provided in Paragraph 3 below. To the extent the Performance Goals are not achieved, the PPUs shall be forfeited automatically at the end of the Performance Period without payment.
3.	Contingent Vesting Events. You may become “contingently” vested prior to the end of the Performance Period as provided below in Paragraph 3(a), but unless the Performance Goals for the Performance Period are achieved; you will not become entitled to a payment with respect to the PPUs and DERs for the events set forth in Paragraph 3(a).
(a)	Death, Disability or Termination by the Company other than for Cause. If your employment with the Company terminates as a result of your death, a disability that entitles you to benefits under the Company’s long-term disability plan, or an involuntary termination by the Company for reasons other than “Cause,” as determined by the Company in accordance with its employment policies (“Termination of Service”), a percentage of your PPUs and DERs will become contingently vested in a pro-rata share (rounded up to the nearest whole

PPU) based on the number of days in the Performance Period that have lapsed through the date of your Termination of Service over the total number of days in the Performance Period. The number of your PPUs that do not become contingently vested as provided above will be forfeited automatically on the date of your Termination of Service without payment.
(b)	Other Terminations. Except as provided in Paragraph 2 hereof, if you terminate from the Company for any reason other than as provided in Paragraphs 3(a) above, all unvested PPUs then held by you automatically shall be forfeited without payment upon such termination.

(c)	Change of Control. If there is a Change of Control, a percentage of your PPUs and DERs will become vested in a pro-rata share (rounded up to the nearest whole PPU) based on the number of days in the Performance Period that have lapsed through the date of the Change of Control over the total number of days in the Performance Period and will vest at the 100% level. The number of your PPUs that do not become contingently vested as provided above will be forfeited automatically on the date of the Change of Control without payment. For purposes of this Agreement, a Change of Control means any person other than Duke Energy Field Services, LLC and/or an affiliate thereof becomes the beneficial owner of more than 50% of the combined voting power of the Company’s equity interests.
4.	Payments.
(a)	PPUs. As soon as administratively practicable after the end of the Performance Period (the Valuation Date), the Committee will determine whether, and the extent to which, the Performance Goals have been achieved and the number of your PPUs that have become vested as a result of such achievement. The Company will then pay you an amount of cash in a lump sum equal to the then Fair Market Value of your vested PPUs based on the last ten trading days immediately prior to the end of the Performance Period (“Valuation Date”), less any taxes the Company is required to withhold from such payment. Payment will be made as soon as practicable after the end of the Performance Period.

(b)	DERs. As soon as administratively practicable after the end of the Performance Period, the Company shall pay you, with respect to each PPU that became vested at the end of the Performance Period, an amount of cash equal to the DERs credited to your DER account during the Performance Period with respected to such vested PPUs.
5.	Limitations Upon Transfer. All rights under this Agreement shall belong to you alone and may not be transferred, assigned, pledged, or hypothecated by you in any way (whether by operation of law or otherwise), other than by will or the laws of descent and distribution or by a beneficiary designation form filed with the Company in accordance with the procedures established by the Company for such designation, and shall not be subject to execution, attachment, or similar process. Upon any attempt by you to transfer, assign, pledge, hypothecate, or otherwise dispose of such rights contrary to the provisions in this Agreement or the Plan, or upon the levy of any attachment or similar process upon such rights, such rights shall immediately become null and void.
6.	Binding Effect. This Agreement shall be binding upon and inure to the benefit of any successor or successors of the Company and upon any person lawfully claiming under you.
7.	Entire Agreement. This Agreement constitutes the entire agreement of the parties with regard to the subject matter hereof, and contains all the covenants, promises, representations, warranties and agreements between the parties with respect to the Phantom Units granted hereby. Without limiting the scope of the preceding sentence, all prior understandings and agreements, if any, among the parties hereto relating to the subject matter hereof are hereby null and void and of no further force and effect.
8.	Modifications. Any modification of this Agreement shall be effective only if it is in writing and signed by both you and an authorized officer of the Company.
9.	Governing Law. This grant shall be governed by, and construed in accordance with, the laws of the State of Colorado, without regard to conflicts of laws principles thereof.
10.	Plan Controls. By accepting the grant under this Agreement, the undersigned acknowledges and agrees that the PPUs are granted and governed by the terms of this Agreement and the Plan, a copy of which has been furnished to you. In the event of any conflict between the Plan and this Agreement, the Plan shall control. All decisions or interpretations of the Committee upon any questions relating to the Plan or this Agreement are binding, conclusive and final on all persons.

DCP MIDSTREAM GP, LLC

By:

Name:

Title:

Grantee Acknowledgment and Acceptance

By:

Name: